Exhibit 99.2

Kenon's Subsidiary OPC Reports Second Quarter 2017 Results

Singapore, July 28, 2017. OPC Energy Ltd. ("OPC") (formerly IC Power Israel Ltd.), a subsidiary of IC Power Ltd. ("IC Power"), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon"), announces its results for Q2 2017.

Discussion of Results for the Three Months Ended June 30, 2017

OPC's assets consist of:
•	an 80% interest in OPC-Rotem, which currently operates a 440 MW combined-cycle plant (with a generation license capacity of 466 MW); and
•
a 100% interest in OPC-Hadera, which currently operates an 18 MW natural gas plant and is constructing a 140 MW co-generation plant (with a generation license capacity of 148 MW), which is expected to commence commercial operations in early 2019[1].

The following discussion of OPC's results of operations is derived from OPC's consolidated financial statements, which were reviewed by OPC's auditors.

OPC-Rotem's results are prepared in New Israeli Shekel ("NIS"). Convenience translations of NIS to US Dollars are also presented below using an exchange rate of 3.59:1 for the three months ended June 30, 2017, and an exchange rate of 3.82:1 for the three months ended June 30, 2016.

	Three Months Ended June 30, 2017
	Revenues	Cost of Sales[1]	Finance Expenses, Net	Net Loss	EBITDA[2]
	(in millions)
OPC-Rotem (in NIS)	300	241	59	36	50
Convenience translation (in USD)	84	67	17	10	14

1.	Excludes depreciation and amortization.
2.	EBITDA is a non-IFRS measure. See Schedule I for a definition of OPC's EBITDA and a reconciliation to its net income.

1 In May 2017, IC Power Asia Development Ltd. transferred its holdings in OPC-Hadera to OPC. For accounting purposes, the transfer was treated as a business combination under the same controlling entity, according to the Pooling accounting method. The results of operations of OPC for the three months ended June 30, 2017 and 2016 are presented as if OPC-Hadera had been consolidated with OPC since the original acquisition of OPC-Hadera in August 2015.

	Three Months Ended June 30, 2016
	Revenues	Cost of Sales[1]	Finance Expenses, Net	Net Loss	EBITDA[2]
	(in millions)
OPC-Rotem (in NIS)	278	255	19	21	19
Convenience translation (in USD)	73	67	5	5	5

1.	Excludes depreciation and amortization.
2.	EBITDA is a non-IFRS measure. See Schedule I for a definition of OPC's EBITDA and a reconciliation to its net income.

•
Revenues—NIS300 million in Q2 2017, as compared to NIS278 million in Q2 2016, primarily as a result of NIS13 million of revenue recorded in Q2 2017 due to past reconciliation with OPC's customers[2], and an NIS11 million increase in revenues as a result of an increase in OPC's average energy selling price, due to new electricity tariffs introduced by the Israeli Electricity Authority (the "EA") in January 2017. The increase was partially offset by a NIS5 million reduction in revenues, as a result of a shorter maintenance period of OPC-Rotem's power plant in Q2 2017, as compared to Q2 2016 (during maintenance periods, OPC does not grant its customer a discount on the EA's generation component tariff);

•
Cost of sales— NIS241 million in Q2 2017, as compared to NIS255 million in Q2 2016, primarily as a result of a NIS29 million decrease in energy purchases and a decrease of NIS3 million in operating expenses, both due to a shorter maintenance period in Q2 2017, as compared to Q2 2016, and a decrease of NIS7 million in natural gas costs, due to exchange rate fluctuations of the Israeli Shekel against the US Dollar. The decreases were partially offset by a NIS21 million increase in cost of sales due to higher natural gas consumption (as a result of the shorter maintenance period) and NIS6 million in cost of sales due to past reconciliation with the IEC, as described above;

•
Finance expenses, net— NIS59 million in Q2 2017, as compared to NIS19 million in Q2 2016, primarily due to a NIS23 million early prepayment fee paid in May 2017 due to the repayment of OPC-Energy's mezzanine loan, as well as a NIS6 million increase in finance expenses due to exchange rate fluctuations of the Israeli Shekel against the US Dollar;

•	Net loss— NIS36 million in Q2 2017, as compared to NIS21 million in Q2 2016, primarily due to the increase in finance expenses, net, as described above; and
•	EBITDA— NIS50 million in Q2 2017, as compared to NIS19 million in Q2 2016, primarily due to the increase in revenues and decrease in cost of sales, due to the factors discussed above.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements with respect to the expected completion date and expected installed capacity of the OPC-Hadera plant. These statements are based on Kenon and OPC management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon's and OPC's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include that construction of the OPC-Hadera plant is not completed on time, or at all, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

2 In June 2017, OPC received the required data in order the calculate its revenues from customers, as well as payments to the Israeli Electric Corporation (the "IEC"), for the period from July 2013 until November 2015. As a result, OPC recorded additional revenues in the amount of NIS13 million and additional expenses in the amount of NIS6 million in Q2 2017, with regards to this period.

Schedule I

Definition of EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents OPC's EBITDA, which is a financial metric considered to be a "non-IFRS financial measure." Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

OPC defines "EBITDA" for each period as net income (loss) before depreciation and amortization, finance expenses, net, and income tax expense (benefit). EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on its net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of OPC's operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

	Three months ended June 30,
	2017	2016
	(NIS millions)
Net loss	(36)	(21)
Depreciation and amortization	29	28
Finance expenses, net	59	19
Income tax benefit	(2)	(7)
EBITDA	50	19

Convenience translations of NIS to US Dollars are also presented below using an exchange rate of 3.59:1 for the three months ended June 30, 2017, and an exchange rate of 3.82:1 for the three months ended June 30, 2016:

	Three months ended June 30,
	2017	2016
	(US$ millions)
Net loss	(10)	(5)
Depreciation and amortization	8	7
Finance expenses, net	17	5
Income tax benefit	(1)	(2)
EBITDA	14	5